Exhibit 99.1

Press release

WiLAN to Present at Liolios Group 3rd Annual Gateway Conference

OTTAWA, Canada – August 28, 2014 – Top licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that the company will present at the Liolios Group 3rd Annual Gateway Conference being held at the Palace Hotel, San Francisco, CA. The presentation will take place on Thursday, September 4, 2014 at 9:30 am Pacific Time. Presenting from management will be Jim Skippen, President & CEO.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com